P.E. 2/11/02

02016001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of February 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. News Releases: February 15:

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date February 15, 2002: By Paul Mann

Paul Mann, Vice President, Comptroller

CREW
DEVELOPMENT CORPORATION

February 15, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

N E W S R E L E A S E

CREW TO PARTICIPATE TO A MAXIMUM OF $5 MILLION IN ASIA PACIFIC RESOURCES LTD. RIGHTS OFFERING FOR UP TO $30 MILLION

OFFER CLOSES CONCURRENT WITH DEBENTURE CONVERSION ON APRIL 1, 2002

Rights Offering

Crew Development Corporation ("Crew") has been advised that Asia Pacific Resources Ltd. ("APR") has received a receipt from all Provincial Securities Commissions in Canada for its final Rights Offering Prospectus to raise up to $30 million. APR is also completing the filings required under the *U.S. Securities Act* to enable APR to offer the rights to its U.S. shareholders.

APR will issue one fully transferable Right to each shareholder of record on February 20, 2002 for each share held. Each Right will entitle the holder to subscribe for one Unit at a price of $0.50 per Unit. Each Unit will consist of 2½ common shares of APR plus one Warrant. Each Warrant will entitle the holder, on payment of $1.00 per Warrant, to receive an additional 2 ½ shares of APR.

APR expects to mail to its shareholders, on or about February 23, 2002, the Rights Certificate and Rights Offering Prospectus, which provide information concerning APR, the Somboon Project, the Offering and instructions for exercising Rights. The Rights will commence trading on The Toronto Stock Exchange on February 18, 2002 and will be freely transferable until they expire at 12:00 noon, Toronto time on April 1, 2002. The Warrants will not be listed; however, subject to compliance with the provisions of the Warrant Indenture and applicable securities laws, they will be fully transferable. Warrants may be exercised at any time up to 4:00p.m. Vancouver time on April 1, 2003.

Each holder of Rights, who has fully exercised his or her Rights, may over-subscribe for additional Units on the same terms. These additional Units will be allotted, as available, on a pro rata basis to each shareholder exercising this additional subscription privilege.

Offering Commitments

As previously announced on December 6, 2001, Crew, which is APR's largest shareholder, has committed to exercise the Rights it will receive in the amount of $4.0 million and subscribe for additional Units in the amount of $1.0 million for a total commitment of $5.0 million.

Olympus Capital Holdings Asia I, L.P. ("Olympus") has committed to subscribe (conditional upon Crew meeting its commitment) for up to $5.0 million of the Units.

Crew and Olympus have agreed to reduce their commitments if shareholders, other than Crew, subscribe to more than $20 million of Units.

Debenture Conversion

At an Extraordinary General Meeting held January 7, 2002 APR's shareholders approved the issuance of up to 320,456,390 shares upon conversion of the entire principal and all accrued interest and premiums on APR's debentures, which amounted to approximately $64.1 million as at February 28, 2002.

Conversion of the Debentures is conditional upon the completion of the Crew/Olympus Offering Commitments.

The conversion date, previously announced as February 28,2002, has been extended to April 1, 2002 to coincide with the closing of the Rights Offering.

Future Developments

Following conversion of the Debentures and completion of the Rights Offering, APR will be debt free and will have between $10 million and $30 million in its treasury. These funds will be used to pay costs associated with the Debenture Conversion, continue the planning and development of APR's Somboon potash project, and for general working capital.

If the Rights Offering is fully subscribed, Olympus and the other present holders of Debentures will hold approximately 60% of APR's outstanding shares.

Company Profile

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

By Order of the Board of Directors

"John M. Darch"
Chief Executive Officer

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com